

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2010

Wang Youngsheng
China Du Kang Co., Ltd.
Town of Dukang, Baishui County, Shaanxi province,
CHINA
A-28,Van Metropolis, #35 Tangyan Road,
Xi'an, Shaanxi, PRC,
710065

RE: China Du Kang Co., Ltd.
Form 10–12g, Amendment 5
Filed November 3, 2010
File No.: 0-53833

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-12(g), Amendment 5

Item 1. Business

1. We reissue comment three from our letter dated May 12, 2010. Please file signed distribution agreements. In addition, please discuss in greater detail the distribution of your products, identify your material distributors, and disclose the material terms of the agreements. For instance, state the date the agreements were entered into. Please indicate whether any distributor accounted for more than 10% of revenues. If so, clearly state the amount and percent of revenues attributable to the distributor.

2. We reissue comment six from our letter dated May 12, 2010. We note the disclosure on page six that you license your trademark to other companies to

     manufacture and distribute products under the name Bai Shui Du Kang. Please file the licensing agreements as exhibits and disclose the material terms. Please indicate whether any licensee accounted for more than 10% of revenues. If so. Clearly identify the licensee and disclose the amount and percent of revenues attributable to the licensee. Lastly, given the significant increase in revenues attributable to license agreements, please provide the disclosure required by Item 101(h)(4) of Regulation S-K for this portion of your business.

3. Please clarify the reference to agency contracts on page 6. Please disclose the material terms and to the extent material, please file as exhibits.

4. We reissue comment four from our letter dated May 12, 2010. The disclosure on page seven does not appear to specify the "parent." In addition, the beneficial ownership table does not appear to reflect a parent. Please revise the disclosure, including the beneficial ownership table, as appropriate or explain.

5. We partially reissue comment ten from our letter dated May 12, 2010. Please provide the disclosure required by Item 101(h)(4)(xi) of Regulation S-K.

Item 1.A Risk Factors, page 10

6. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

How do you maintain your books and records and prepare your financial statements?

7. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

8. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

9. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

a) what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
b) what relevant education and ongoing training he or she has had relating to U.S. GAAP;
c) the nature of his or her contractual or other relationship to you;
d) whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
e) about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

10. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
a) the name and address of the accounting firm or organization;
b) the qualifications of their employees who perform the services for your company;
c) how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
d) how many hours they spent last year performing these services for you; and
e) the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

11. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:
a) why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
b) how many hours they spent last year performing these services for you; and
c) the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

12. If you do not identify an audit committee financial expert in your filings, please describe the extent of the audit committee's U.S. GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

Management's Discussion and Analysis, page 14

13. Please provide the basis for the statement that "gradually, liquor company becomes the major contributor of tax and profit pursued by local government," "as a major contributor of tax and profit, the company endeavors and enjoys the related preferential policy as much as possible," and "Management believes that they can consult with local tax department and continue to enjoy the preferential treatment in taxation." Also, please discuss the reference to the tax cut agreement. Please file this agreement as an exhibit. Lastly, clarify whether the reference to strategic partner refers to the licensing agreements.

14. Please revise the overview to discuss in greater detail the material challenges, risks and material trends, events and uncertainties.

15. We reissue comment 14 from our letter dated May 12, 2010. Please provide the reason(s) for each material change in financial information. For instance, provide a more detailed discussion as to the reason(s) for the various decreases in general and administrative expenses.

16. We note on page 7 that Sanjiu ceased operations when you executed the lease agreement. Please expand your discussion and analysis to explain the business reasons for entering into the lease only to cease operations of the lease facilities upon execution of the lease.

17. We reissue comment 18 from our letter dated May 12, 2010. Please disclose the material terms of each related party loan. In addition, we note the response to our prior comment that the agreements are not in writing. Please file a written description of the contract. For guidance, see Question 146.04 of the Compliance and Disclosure Interpretations at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Security Ownership of Certain Beneficial Owners and Management, page 32

18. The disclosure in this section is not consistent with the disclosure in the risk factor on page nine, which indicates that the principal stockholders own the majority of the common stock. Please reconcile the disclosure. To the extent such control is no longer in place due to sales by the principal stockholders, please discuss the transactions that resulted in the loss of control of the company and the exemption relied upon. In addition, as previously requested in comment 21 from our letter dated May 12, 2010, please confirm that you have provided the disclosure required by Item 403 of Regulation S-K.

19. We reissue comment 22 from our letter dated May 12, 2010. Please disclose the amount of time each officer devotes to your business, in addition to the percent of time.

Certain Relationships and Related Transactions

20. Please provide the disclosure required by Item 404(a)(5) of Regulation S-K. In addition, clarify the relationship with each related party listed in this section.

Recent Sales of Unregistered Securities

21. Please disclose the section of Regulation D relied upon as an exemption from registration and the facts supporting reliance upon such exemption. In addition, we are unable to locate a Form D filed on Edgar. Please advise.

22. In addition, we note your response to comment 25 from our letter dated May 12, 2010, which states that you have removed outdated information. Please revise to add back such information. The disclosure requirements of Item 701 cover the past three years from the date of the filing of the initial Form 10.

Item 13. Financial Statements and Supplementary Data Including the Consolidated Financial Statements

23. We note your response to comment 27 in our letter dated February 17, 2010 and we do not see the revised disclosure. In your response please include the page numbers in your amended filing where you have revised disclosure to address each of the three bulleted points in our previous comment.

24. Please present the disclosure and tabular information in Note 5 related to unemployment insurance expense that includes all of the disclosures required for termination benefits pursuant to FASB ASC 710-12-50-1.

25. Please tell us the amount of the termination benefit obligation recorded as a correction to the revised financial statements and where the amount is presented. Tell us how the amount reconciles with the obligation presented in the table presented in Note 5.

26. Please tell us how you considered the provisions of Item 4.02 of Form 8-K in determining whether the restatements described in Note 1 constitute a nonreliance of previously issued financial statements. If so, please file a Form 8-K to provide the disclosures under Item 4.02.

Item 3. Properties, page 30

27. In your amended filing please revise this disclosure to be consistent with the disclosures throughout your filing. For example, the paragraph under the heading Property, Plant and Equipment refers to property shown in the chart but you omitted the property chart from this filing. You also disclose Baishui Dukang agreed to pay $362,450 to absorb the Sanjiu pension and unemployment expense

and the table on page 31 reflects the obligation to be approximately $2.2 million. Please revise as applicable.

Consolidated Statements of Cash Flows, page 6

28. We note your response to comment 32 in our letter dated May 12, 2010 and we reissue our comment. The current presentation nets all related parties, affiliates, shareholders, prior directors, and other related parties into one line item. You are not permitted to net borrowings and repayments of debt you owe to one party with other parties unless you have the express valid right by contract or otherwise. See FASB ASC 210-20-45.

Notes to Consolidated Financial Statements, page 7

29. Please remove the first two sentences in the introductory paragraph to this footnote. Specifically, remove the sentences beginning with the statement the Company's previously issued financial statements were reviewed by the United States Securities and Exchange Commission.

Note 5 – Significant Accounting Policies, page
Inventories (restated)

30. We note that you classify all barreled liquor base as a current asset. Please disclose the length of your operating cycle

Exhibits

31. We reissue comments 44 and 45 from our letter dated May 12, 2010. Please file the original lease entered into in March 2002 as referenced in Exhibit 10.3. Also, please file validly executed agreements as exhibits.

Form 10-K for the Year Ended December 31, 2009

32. Please amend your Form 10-K as necessary to comply with the comments issued in connection with your Form 10/A filed on November 3, 2010.

33. We reissue comment 48 from our letter dated May 12, 2010. Refer to your first paragraph on page 2. We note your statement that the report includes forward-looking statements subject to the safe harbor of the Private Securities Litigation Reform Act of 1995. Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. Please explain supplementally or either:

Wang Youngsheng
China du Kang Co. Ltd.
December 2, 2010
Page 7

- delete any references to the Private Securities Litigation Reform Act; or
- make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company.

34. Please provide the disclosure required by Item 401(e) of Regulation S-K for each director regarding the specific experience, qualification, attributes or skills that led to the conclusion that each person should serve as a director.

35. Please provide the disclosure required by Item 407(a) of Regulation S-K regarding director independence.

36. Please revise your list of exhibits to identify all of those exhibits required to be included as set forth in the exhibit table of Item 601 of Regulation S-K. See for guidance Compliance and Disclosure Interpretation Question 146.02.

37. Please include the signatures as required by Form 10-K.

<u>Forms 10-Q for the Quarters Ended March 31, June 30 and September 30, 2010</u>

38. Please amend your Forms 10-Q as necessary to comply with the comments issued in connection with your Form 10/A filed on November 3, 2010.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: C. Barkley, Esq.
Facsimile: (704) 552-6332